Exhibit 4.2

Certificate of Designations, Preferences and Rights of Preferred Stock
of ReGen Biologics, Inc.

September 28, 2010

ReGen Biologics, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”),

DOES HEREBY CERTIFY:

That, pursuant to authority conferred upon the Board of Directors of the Company by the Amended and Restated Certificate of Incorporation of the Company and the provisions of Section 151 of the General Corporation Law of the State of Delaware, said Board of Directors, at a meeting duly held on September 28, 2010, adopted a resolution providing for the elimination of the Company’s Series B Convertible Preferred Stock, Series D Convertible Preferred Stock, Series E Convertible Preferred Stock and Series F Convertible Preferred Stock, which resolution is as follows:

Elimination of Certain Series of Preferred Stock

WHEREAS:  The Company has an insufficient number of authorized shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), under its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) to reserve for issuance the number of shares of Series G Stock required under the Agreement;

WHEREAS:  The Company has filed with the Secretary of State of the State of Delaware (i) on June 21, 2002, a certificate of designations designating 13,232,798 shares of Preferred Stock as Series B Convertible Preferred Stock; (ii) on March 1, 2007, a certificate of designations, as amended and restated on March 30, 2007, designating 500,000 shares of Preferred Stock as Series D Convertible Preferred Stock; (iii) on October 19, 2007, a certificate of designations, as amended on November 19, 2008, designating 750,000 shares of Preferred Stock as Series E Convertible Preferred Stock; and (iv) on July 23, 2008, a certificate of designations designating 270,000 shares of Preferred Stock as Series F Convertible Preferred Stock (all such certificates of designations, collectively the “Unused Certificates of Designations,” and all such series, collectively the “Unissued Series of Preferred Stock”);

WHEREAS:  No shares of the Unissued Series of Preferred Stock are currently outstanding; and

WHEREAS:  The Board has determined that it is in the best interests of the Company and its stockholders to eliminate from the Certificate of Incorporation all matters set forth in the Unused Certificates of Designations and thereby eliminate the Unissued Series of Preferred Stock;

NOW, THEREFORE, BE IT:

RESOLVED:  That the shares of the Unissued Series of Preferred Stock authorized pursuant to the Unused Certificates of Designations, all of which no longer remain outstanding and none of which will be issued, shall no longer be authorized shares of Preferred Stock of the Company and such Unused Certificates of Designations shall no longer have any force or effect; and

RESOLVED, FURTHER:  That the officers of the Company be, and hereby are, authorized, empowered and directed to file and to cause to be filed with the Secretary of State of the State of Delaware all certificates, resolutions, documents and other instruments, including without limitation these Resolutions, deemed necessary in the judgment of such officers to eliminate from the Certificate of Incorporation all matters set forth in the Unused Certificates of Designations;

[Signature page follows.]

IN WITNESS WHEREOF, ReGen Biologics, Inc. has caused this Certificate to be signed by the authorized officer named below this 28th day of September, 2010.

ReGen Biologics, Inc.

By:	/s/ Gerald E. Bisbee, Jr.
Name:	Gerald E. Bisbee, Jr.
Title:	Chairman, President and Chief
Executive Officer